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                                                                     Exhibit 4.4

                             COMPENSATION AGREEMENT

      This Compensation Agreement is entered into by and between Internet Law Library, Inc. and James W. Christian as of the date set forth below.

      In consideration for legal services already rendered and satisfactorily completed and advisory and consulting services, James W. Christian, a natural person residing in the State of Texas ("Consultant"), agrees to accept 1,000,000 shares of Internet Law Library common stock under the following conditions:

1. Internet Law Library will register the shares by filing an S-8 registering them as compensation for the legal, advisory and consulting services of James W. Christian.

2. James W. Christian agrees to sell no more than 10% of the daily volume on any given day and further agrees never to sell shares on a down tick.

3. James W. Christian releases Internet Law Library from the $244,000 in fees due for these services.

Both parties agree and acknowledge that Consultant performed bona fide services, and that such services were not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for Internet Law Library's securities.

      IN WITNESS WHEREOF, this Agreement has been entered into to be effective as of the 4th day of October 2001.




James W. Christian                              Internet Law Library, Inc.

/s/ JAMES W. CHRISTIAN                              /s/ HUNTER M.A. CARR
____________________________                    By______________________________
                                                Hunter M.A. Carr
                                                Chairman and CEO